

February 19, 2010

Mr. Michael Windisch
Chief Financial Officer
NGAS Resources, Inc.
120 Prosperity Place, Suite 201
Lexington, KY 40509-1844

> **Re: NGAS Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 0-12185**

Dear Mr. Windisch:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director